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Bounceback Trainer

Our mission is to empower athletes of all levels with innovative, data-driven training solutions that enhance performance, foster community, and democratize access to professional-grade sports technology. ...

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This Reg CF offering is made available through PicMii Crowdfunding, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

BounceBack
Transforming Sports Training with Data and Analytics

Raised	Days Left
$0	113

Launch — $10,000 Min — $1,235,000 Max

Overview | Team | About | Communication Channel | Updates

Business Description

Welcome to BounceBack: Transforming Sports Training with Collegiate Insights

Our Vision: BounceBack is dedicated to revolutionizing sports training by providing athletes and teams with professional-grade tools and personalized training experiences. Our integrated platform combines mobile apps, sensor-equipped surfaces, and cloud-based analytics to deliver real-time feedback and performance insights. Through partnerships with collegiate lacrosse teams, we've refined our technology to meet the exacting standards of elite athletes.

The company's **integrated platform combines a mobile app, sensor-equipped training surfaces, and cloud-based analytics to deliver real-time feedback and in-depth performance analysis.**

By offering a cost-effective solution that tailors drills and recommendations to individual athletes, Bounceback Trainer bridges the gap between elite training technologies and the broader athletic community. Their approach fosters not only improved performance but also community engagement, empowering users to share custom drills, compete, and learn from one another. **Bounceback Trainer is poised to become the leading global platform for accessible, innovative, and transformative sports training.**

Bounceback
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– This video is for illustration purposes only, highlighting the platform's ease of use and intuitive design.

– The target is equipped with sensors that capture and analyze impact data, providing real-time feedback and actionable insights to enhance performance.

– With BounceBack, athletes of all levels can engage in data-driven training, accessing professional-grade analytics that empower them to reach their peak potential.

– Discover how effortless it is to integrate cutting-edge sports technology into your routine with BounceBack's seamless platform.

Focus Sports: Our initial focus is on soccer, lacrosse, and pickleball. These sports were chosen for their rapid growth, wide player base, and the clear benefits our technology offers in skill tracking and development.

Value Proposition: Our product provides comprehensive tracking, transforming traditionally mundane drills into engaging, game-like experiences. It's perfect for camps and clinics, offering automated, trackable practice drills that run effectively even with limited coaching staff.

Security Type:
SAFE

Valuation Cap
$10,000,000

Discount Rate
80%

Post Money Valuation:
N/A

Investment Bonuses!
N/A

Regulatory Exemption:
Regulation Crowdfunding – Section 4(a)(6)

Deadline:
May 31, 2025

Minimum Investment Amount:
$100

Target Offering Range:
$10,000-$1,235,000

*If the sum of the investment commitments does not equal or exceed the minimum offering amount at the offering deadline, no securities will be sold and investment commitments will be cancelled returned to investors.

Form C Submission


BounceBack
Athlete Readiness
Plan
Technology Improvement:
AI-powered analytics and customizable training plans, athletes receive personalized drills, and actionable insights.
Training Plateau:
Not Improving on Core Skills?
Training Fix:
BounceBack allows for tracking player performance, adherence to training regimens, and skill translation into gametime situations.
Sports Success:
On field improvement with refined personal skills and college level readiness.

Problem

High Cost and Generic Solutions

Athletes often struggle with accessing high-quality training resources due to high costs and generic solutions. Collegiate insights reveal a need for tools that track work ethic, goal-setting, and skill translation into game situations. Additionally, there's a demand for products that integrate seamlessly into limited practice schedules, offering meaningful data and engagement.

Current training solutions are also limited by a one-size-fits-all approach, failing to provide personalized insights or tailored drills to help athletes improve. As a result, there is a growing demand for a more accessible, efficient, and effective solution that bridges the gap between elite training technologies and the broader athletic community.

Solution

Bounceback Trainer is the Solution!

BounceBack delivers an innovative, data-driven platform that overcomes these challenges. Our technology allows for tracking player work ethic, adherence to training regimens, and skill translation into game situations. **By offering AI-powered analytics and customizable training plans, athletes receive personalized drills and actionable insights. Our platform also fosters community, enabling users to share drills, compete, and learn from peers.**

The system also fosters community engagement, allowing users to share drills, compete, and learn from others, creating a supportive ecosystem for athletes of all levels. With its seamless integration of hardware and software, Bounceback Trainer makes professional-grade sports technology more accessible, affordable, and effective, empowering athletes to reach their full potential.


Vision:
Revolutionizing sports training by providing athletes and teams with professional-grade tools and personalized training experiences.
Challenge:
Athletes often struggle with accessing high-quality training resources due to high costs and generic solutions.
Solution:
Our integrated platform combines mobile apps, sensor-equipped surfaces, and cloud-based analytics to deliver real-time feedback and performance insights.

Business Model

Hardware Sales, Software Subscriptions, and Enterprise Solutions

Bounceback Trainer operates a multi-faceted business model that generates revenue through hardware sales, software subscriptions, and enterprise solutions. **The company sells sensor-equipped training surfaces to individual athletes, gyms, and sports facilities, along with offering upgrade kits for existing infrastructure.** Their software platform operates on a tiered subscription model, with free, premium, and elite plans that provide users with varying levels of access to advanced analytics, custom drills, and community features.


BounceBack
Transforming Sports Training
with Data and Analytics

Additionally, Bounceback Trainer offers enterprise solutions, providing custom installations and API integrations for sports organizations and educational institutions seeking to enhance their training programs. The company also explores additional revenue streams through licensing technology for third-party applications and forging partnerships with sports brands for co-branded content. **This diversified approach positions Bounceback Trainer for scalable growth across multiple market segments.**

Market Projection

Large Maket Projections!

The sports training market is projected to reach $41.9 billion by 2027, driven by demand for data-driven training and mobile technology. BounceBack targets athletes seeking personalized training and institutions integrating advanced technology. Our competitive edge lies in offering real-time, personalized insights unmatched by basic performance tracking solutions.

Bounceback Trainer is uniquely positioned to capitalize on these trends, targeting individual athletes who seek affordable, personalized training solutions, as well as educational institutions and sports facilities looking to integrate advanced technology into their programs and services. As athletes and organizations increasingly prioritize performance enhancement and cost-effective training tools, Bounceback Trainer's integrated platform offers a compelling solution that meets the market's evolving needs.



Marketing Analysis

The sports training market is projected to reach $41.9 billion by 2027, driven by demand for data-driven training and mobile technology. BounceBack targets athletes seeking personalized training and institutions integrating advanced technology. Our competitive edge lies in offering real-time, personalized insights unmatched by basic performance tracking solutions.

Competition

Key Competitive Advantage:

BounceBack's technology combines mobile apps with sensor-equipped surfaces, offering tailored feedback and fostering community engagement. **Our scalable infrastructure allows expansion into markets like rehabilitation and fitness, positioning us as leaders in sports training innovation.** While many companies offer basic performance tracking, few provide the comprehensive, real-time, personalized insights that Bounceback Trainer delivers through its integrated platform.



Traction & Customers

Projected Revenue Streams:

Bounceback Trainer expects significant traction in its first three years, driven by the sale of sensor-equipped training surfaces to athletes, gyms, and sports facilities, as well as ongoing revenue from tiered software subscriptions offering varying levels of analytics, training features, and community access. Enterprise solutions will also generate substantial revenue from custom installations and API integrations for sports organizations and educational institutions. As the company expands, additional opportunities to license technology and partner with sports brands for co-branded content will further enhance revenue potential. Bounceback Trainer projects strong growth with an expected break-even point by year three, positioning itself for substantial market share in the rapidly growing sports training industry.


BounceBack at the Personal & Collegiate Level:
NCAA
• Personal Level: Complements weightlifting and on-field training, allowing coaches to track off-field activities like wall ball.
• Collegiate Level: Supports NCAA-regulated practice schedules through fun, engaging drills and comparison markers for player development.

Implementation at Personal and Collegiate Levels:

1. **Personal Level:** Complements weightlifting and on-field training, allowing coaches to track off-field activities like wall ball.
2. **Collegiate Level:** Supports NCAA-regulated practice schedules through fun, engaging drills and comparison markers for player development.

Investors

Funding Needs

Bounceback Trainer is seeking capital to accelerate product development, expand market presence, and scale operations. **We're raising up to $4,000,000 in Crowd SAFE at a $10M cap, with a minimum investment of $100.** The funds will enhance AI-driven analytics, expand sensor technology, and improve the mobile app interface. **Additionally, the investment will help scale operations to meet growing demand, solidifying Bounceback Trainer's market position and setting the stage for long-term profitability and international expansion.**


Value Proposition:
Our product provides comprehensive tracking, transforming traditionally mundane drills into engaging, game-like experiences. It's perfect for camps and clinics, offering automated, trackable practice drills that run effectively even with limited coaching staff.
Investment Opportunity:
BounceBack seeks capital to accelerate development, expand market presence, and scale operations. Funds will enhance AI analytics, sensor tech, and user experience. We're raising up to $4,000,000 in Crowd SAFE at a $10M cap, with a minimum investment of $100.
Join Our Journey:
Invest in BounceBack and help us transform sports training, setting the stage for long-term success and international expansion.
BounceBack

Terms

Up to $1,235,000 in Crowd Simple Agreements for Future Equity (Crowd SAFE) with a minimum target amount of $10,000.

Crowd SAFE at a $10M Cap

Discount Rate: 80%
Offering Minimum: $10,000 | 10,000 Securities
Offering Maximum: $1,235,000 | 1,235,000 Securities
Type of Security: Crowd Simple Agreement for Future Equity (Crowd SAFE) with $10M Valuation Cap
Offering Deadline: May 31st, 2025
Minimum Investment Amount (Per Investor): $100

Equity Financing: Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another classes issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "First Equity Financing Price").

Liquidity Event: If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. The Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $100.00. The Company must reach its Target Offering Amount of $10,000 by May 31st, 2025 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $10,000 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be canceled, and committed funds will be returned.

Risks

Please be sure to read and review the Offering Statement. A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Neither PicMii Crowdfunding nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

The information contained herein includes forward-looking statements. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Overview Team About Communication Channel Updates



Marie Wise

CEO and Co-founder

Background

Marie is a dynamic Global Partnerships Manager with over 20 years of experience driving significant revenue growth in the semiconductor and energy industries. Known for her ability to craft and execute innovative sales strategies, Marie excels in building and nurturing strong client relationships, delivering substantial profits in competitive markets. Her educational background in Paralegal Studies with an emphasis on Contract Law from Santa Clara University equips her with a strong foundation in legal and contractual negotiations. Marie's dedication extends beyond her professional achievements, as she actively contributes to animal welfare and disability advocacy, demonstrating her commitment to community and social responsibility.



Kyle Gredvig

COO and Co-founder

Background

Kyle Gredvig is an accomplished manufacturing leader with over 20 years of experience in transforming organizations and enhancing operational efficiency. Known for improving safety and profitability through lean methodologies, his leadership at United Salt, UR Energy, and Morton Salt consistently exceeds expectations. Kyle fosters high-performing teams with a safety-first, hands-on approach, utilizing tools like Toyota KATA and Six Sigma. With degrees in Mechanical Engineering, Business Administration, and Engineering Management, and as a certified Project Management Professional (PMP), he combines technical expertise with strategic acumen.



Zach Capra

CFO and Co-founder

Background

Zach is a strategic consultant and former military legal advisor with a robust background in management and operations. His experience with Boston Consulting Group and L.E.K. Consulting has honed his skills in developing competitive strategies for multinational corporations. Zachary's legal expertise, gained as an Assistant Staff Judge Advocate in the U.S. Air Force, complements his business acumen. He holds an MBA from the University of Chicago Booth School of Business, concentrating on Marketing, Entrepreneurship, and Behavioral Science. Zach is also an advocate for leadership development, mentoring, and community service, embodying a commitment to excellence and innovation.

Overview Team About Communication Channel Updates

Company Name

Bounceback Trainer

Location

51 N Crescendo Path Pl
Shenandoah, Texas 77381

Number of Employees

3

Company Website

Incorporation Type

LLC

State of Incorporation

Texas

Date Founded

May 28, 2024